Exhibit 3.1

TEXT OF AMENDMENTS TO THE BYLAWS OF
ONCOTHYREON INC.

Effective June 12, 2009

The third paragraph of Section 2.8 is amended and restated as follows:

Except as otherwise required by law, the certificate of incorporation or these bylaws, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by law, the certificate of incorporation or these bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.